Exhibit 12.1

	Six Months Ended June 30, 2016	Year Ended December 31,				December 8, 2011, through December 31, 2011
		2015	2014	2013	2012
Income before equity in earnings of unconsolidated subsidiaries	$204,513	$239,721	$353,936	$132,424	$41,247	$714
Fixed charges, as defined	181,913	274,013	140,708	15,024	704	—
Distributed income of equity investees	15,532	37,874	107,267	127,310	—	—
Earnings, as defined	$401,958	$551,608	$601,911	$274,758	$41,951	$714
Fixed charges, as defined (A)	$181,913	$274,013	$140,708	$15,024	$704	$—

Ratio of Earnings to Fixed Charges (A)	2.21	2.01	4.28	18.29	59.59	N/A

(A) Fixed charges, as defined:
Interest expense	$181,913	$274,013	$140,708	$15,024	$704	$—
Preferred dividends and related accretion	—	—	—	—	—	—
Fixed charges, as defined	$181,913	$274,013	$140,708	$15,024	$704	$—